U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

REVENUE PROPERTIES COMPANY LIMITED
The Colonnade
Suite 300
131 Bloor Street, West
Toronto, ON
Canada M5S 1R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 6, 2002

By: Paul Miatello
Its: Secretary

News
Release

Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512
http://www.revprop.com

Contact: William I. Kennedy
Vice President Development & Investments

Richard E. Fletcher
Vice-President, Finance

November 12, 2001

REVENUE PROPERTIES COMPANY LIMITED ANNOUNCES RESULTS FOR THIRD QUARTER AND DECLARES 2¢ PER SHARE DIVIDEND FOR FIRST QUARTER OF 2002

Dividends:

- **Under newly announced policy, Board declared a 2¢ per common share dividend payable quarterly on March 15, 2002**

Third Quarter Highlights:

- **Funds from continuing operations of $3,818,000 or 6 cents per share**
- **Income from continuing operations of $ 833,000**

Nine Month Highlights:

- **Income and funds from continuing operations include a number of non-recurring transactions explained below**

The following table summarizes the consolidated financial results of the Company for the year to date.

($000's except per share amounts)	Three months ended September 30		Nine months ended September 30	
	2001	2000	2001	2000
Funds from continuing operations	3,818	8,023	9,928	21,423
- per share basic and diluted	0.06	0.12	0.15	0.33
Income from continuing operations	833	3,130	34,250	8,347
- per share basic	0.00	0.03	0.50	0.09
- per share diluted	0.00	0.03	0.36	0.09

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November 12, 2001 Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced that the Board of Directors had declared today a dividend of 2¢ per common share to holders of record as at March 1, 2002, payable March 15, 2002. This is the first quarterly dividend payable under a new dividend policy established by the Board of Directors.

RPCL also announced that during the quarter, the Company purchased for $22 million, including the assumption of $12 million of mortgage debt, the 50% interest in Prairie Mall not previously owned. Subsequent to the quarter in October, the Company sold the balance of its shares of Pan Pacific Retail Properties, Inc. (PNP) for $60 million in accordance with its strategy, generating a profit of $10 million. In October, $95 million was returned to shareholders by way of a special dividend. A discussion of the results follows.

The sales of PNP shares required the Company to change accounting policies governing the recording of income. For the five months to May 31, 2001, the Company reported its proportionate share of income of PNP using the equity method. From June 1, 2001, the Company has followed the cost method, reporting the dividend income received. The Company's share of PNP earnings for the quarter declined to $1.1 million as compared with $8.2 million last year. As a result, income from continuing operations for the quarter ended September 30, 2001 was $0.8 million or nil cents per share, basic and diluted, as compared with $3.1 million (3 cents per share) in the previous year. The comparative 2000 figures were prepared applying the principles of consolidation.

The Company's rental operations for the quarter totalled $16.7 million as compared to $16.1 million in the previous year, on the same property basis. The sale of lots in Guelph is scheduled to close in the fourth quarter while last year, sales were completed in the third quarter. Interest expense declined 44% to $4.2 million reflecting debt reductions during the year using cash generated by the PNP share sales. The Company earned $1 million of interest income during the quarter on the cash balance..

Income from continuing operations for the nine months ended September 30, 2001, was $34 million (50 cents per share) as compared with $8 million (9 cents per share) in 2000. In the second quarter, a number of significant events occurred which contributed to the increase. These included; (a) a gain of $24 million on the sales of PNP shares, and (b) a transfer to income of $18 million from the foreign currency translation account following the conversion of sale proceeds into Canadian funds. Offsetting the increases, provisions were made for; (a) a $10 million diminution in value of non-core properties held for sale, and (b) a $3 million penalty for the early repayment of the mortgage bonds that were due in 2002.

Funds from continuing operations (FFO) for the third quarter were $3.8 million or 6 cents per share ($8 million or 12 cents per share for the same period in 2000). On a comparable cash basis, FFO in 2000 would have been $4.5 million or 7 cents per share. FFO for the nine months ended September 30, 2001, was $9.9 million or 15 cents per share as compared with 18 cents per share prepared on a comparable basis. The decrease in FFO for the quarter and nine months was attributable to the sale of the PNP shares, and cash on hand being invested at low interest rates pending its use.

A primary indicator of the Company's financial performance remains funds from continuing operations which is a key measure of performance for real estate companies. The computation of funds from continuing operations may differ from the methodology utilized by other real estate companies and, therefore, may not be comparable to such other real estate companies. Funds from continuing operations are not indicative of funds available to fund the Company's cash needs.

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The Company's financial position has improved since the beginning of the year. The sales of the PNP shares generated cash of $380 million. The major uses of cash included $187 million applied to reduce debt, $95 million paid to shareholders as a special dividend and $10 million applied to acquire the 50% of Prairie Mall not previously owned. Subsequent to September 30, 2001, $4 million of the 7% convertible debentures were converted into common shares.

The Company continues to pursue the sale of gaming and non-core Canadian real estate.

During the quarter, the Company acquired 772,500 shares pursuant to its current Normal Course Issuer Bid at an average cost of $2.74 per share. In addition, 650,604 shares were issued in response to the exercise of options.

Revenue Properties Company Limited is a fully integrated real estate company engaged in the acquisition, development and ownership of income producing properties in Canada.

Additional information can be obtained on the internet at http/www.revprop.com.

Note: Certain matters discussed are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company's expectations include market valuations of its shares, financial performance and operations of its shopping centres and residential properties, real estate conditions, execution of competing development programs, successful completion of renovations, changes in the availability of acquisitions, changes in local or national economic conditions, and other risks detailed from time to time in reports filed with the Securities and Exchange Commission including the Annual Report on Form 20F.

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REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)	**September 30 2001** *(unaudited)*	December 31 2000
ASSETS		
Rental properties	**$142,583**	$132,671
Properties held for development and sale	**15,924**	13,800
Cash and cash equivalents	**117,355**	3,805
Mortgages and advances receivable	**8,082**	11,756
Investment in shares of PNP	**49,598**	334,636
Other assets	**6,498**	11,629
Future income tax asset	**843**	--
Discontinued operations (note 9)	**19,304**	18,485
	$360,187	$526,782
LIABILITIES AND SHAREHOLDERS' EQUITY		
Long-term debt	**$50,072**	$215,794
Convertible debentures	**119,202**	118,569
Bank and other indebtedness	**--**	9,862
Accounts payable and deposits	**18,334**	20,877
Dividends payable	**99,004**	--
Future income tax liability	**--**	2,974
	286,612	368,076
Shareholders' equity	**73,575**	158,706
	$360,187	$526,782

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT
Nine months ended September 30

(unaudited, in thousands of Canadian dollars)	**2001**	2000
Deficit at beginning of year	**$112,071**	$108,820
Net income for the period	**(35,361)**	(6,851)
Dividends	**7,564**	3,951
Special dividend	**95,769**	--
Settlement of convertible debentures	**2,407**	2,215
Deficit at end of period	**$182,450**	$108,135

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME
Three and nine months ended September 30

(unaudited, in thousands of Canadian dollars, except per share amounts)

	Three months 2001	Three months 2000	Nine months 2001	Nine months 2000
RENTAL OPERATIONS				
Revenue	**$14,891**	$14,187	**$44,866**	$42,401
Property operating expenses	**9,000**	8,206	**28,032**	26,131
	5,891	5,981	**16,834**	16,270
REAL ESTATE SALES				
Revenue	--	6,499	--	6,499
Cost of sales	--	6,390	--	6,390
	--	109	--	109
Other operating expenses:				
Interest	**4,205**	7,460	**15,544**	21,884
General and administrative	**1,046**	1,304	**3,447**	4,044
Other income	**(1,284)**	(70)	**(1,562)**	(163)
Foreign exchange gain	**(596)**	--	**(596)**	--
Depreciation and amortization	**1,321**	1,176	**3,987**	3,550
	4,692	9,870	**20,820**	29,315
OPERATING PROFIT OF RPC	**1,199**	(3,780)	**(3,986)**	(12,936)
Earnings of PNP				
Revenue	–	42,770	–	125,017
Operating and other expenses (note 3)	–	(25,683)	–	(75,267)
Minority interest	–	(8,853)	–	(25,901)
Equity in earnings	–	--	**12,018**	--
Dividend income	**1,071**	--	**1,935**	--
	1,071	8,234	**13,953**	23,849
Gain on sale of shares of PNP	–	--	**23,574**	--
Reduction of foreign currency translation account	–	--	**18,487**	--
Diminution in value of real estate assets	–	--	**(9,530)**	--
Penalty on early debt repayment	–	--	**(3,139)**	--
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	**2,270**	4,454	**39,359**	10,913
Income taxes				
Current	**127**	55	**2,868**	237
Future	**1,310**	1,269	**2,241**	2,329
	1,437	1,324	**5,109**	2,566
INCOME FROM CONTINUING OPERATIONS	**833**	3,130	**34,250**	8,347
Profit (loss) from discontinued operations (note 9)	**129**	(666)	**1,111**	(1,496)
NET INCOME	**$962**	$2,464	**$35,361**	$6,851
Per basic and diluted common share (note 7)				
Income from continuing operations				
- Basic	**$0.00**	$0.03	**$0.50**	$0.09
- Diluted	**$0.00**	$0.03	**$0.36**	$0.09
Net income				
- Basic	**$0.00**	$0.03	**$0.51**	$0.07
- Diluted	**$0.00**	$0.03	**$0.37**	$0.07
Weighted average number of shares (000's)				
- Basic	**62,523**	64,755	**63,291**	65,690
- Diluted	**62,708**	64,777	**110,867**	65,717

The accompanying notes form an integral part of these financial statements.

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REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS
Three and nine months ended September 30

(unaudited, in thousands of Canadian dollars)	Three months 2001	Three months 2000	Nine months 2001	Nine months 2000
Income from continuing operations	**$833**	$3,130	**$34,250**	$8,347
Add (deduct) non-cash items:				
Depreciation and amortization	**1,460**	1,573	**4,508**	4,830
Gain on sale of shares of PNP	**--**	--	**(23,574)**	--
Reduction of foreign currency translation account	**--**	--	**(18,487)**	--
Diminution in value of real estate assets	**--**	--	**9,530**	--
Penalty on early debt repayment	**--**	--	**3,139**	--
Income taxes	**1,310**	1,269	**2,241**	2,329
Undistributed profit of equity accounted PNP	**--**	--	**(2,083)**	--
Depreciation and amortization of PNP	**--**	2,090	**--**	5,927
Other	**215**	(39)	**404**	(10)
Funds from continuing operations	**$3,818**	$8,023	**$9,928**	$21,423

CONSOLIDATED STATEMENTS OF CASH FLOW
Three and nine months ended September 30

(unaudited, in thousands of Canadian dollars)	Three months 2001	Three months 2000	Nine months 2001	Nine months 2000
OPERATING ACTIVITIES				
Funds from continuing operations	**$3,818**	$8,023	**$9,928**	$21,423
Undistributed profit of PNP	**--**	(3,572)	**--**	(9,737)
Amortization of discount of convertible debentures	**427**	404	**1,213**	1,174
Re-leasing costs	**(584)**	(316)	**(1,075)**	(1,298)
Net change in other assets and liabilities	**3,109**	431	**(3,467)**	(16)
	6,770	4,970	**6,599**	11,546
Net change in PNP's other assets and liabilities	**--**	(1,821)	**--**	1,475
Cash flow from discontinued operations	**218**	233	**1,557**	881
	6,988	3,382	**8,156**	13,902
INVESTING ACTIVITIES				
Acquisition and development of real estate	**(11,831)**	(5,652)	**(13,859)**	(9,354)
Proceeds from property sales	**--**	1,090	**--**	1,090
Change in restricted cash	**554**	(1,332)	**5,782**	(1,172)
Net proceeds from sale of PNP shares	**--**	--	**320,180**	--
	(11,277)	(5,894)	**312,103**	(9,436)
Net change in PNP's investing activities	**--**	(41,723)	**--**	(68,328)
Investment in discontinued operations	**(243)**	(553)	**(941)**	(2,982)
	(11,520)	(48,170)	**311,162**	(80,746)
FINANCING ACTIVITIES				
Issue of capital stock	**1,472**	--	**1,684**	--
Net change in long-term debt and bank indebtedness	**(66,083)**	4,631	**(174,054)**	11,855
Repurchase of capital stock	**(3,445)**	(3,028)	**(5,545)**	(9,025)
Dividends paid	**(3,752)**	--	**(7,564)**	(3,951)
Repurchase of debentures	**(59)**	--	**(613)**	--
Settlement of convertible debentures	**(803)**	(763)	**(2,407)**	(2,215)
	(72,670)	840	**(188,499)**	(3,336)
Net increase in PNP's financing activities	**--**	41,541	**--**	65,052
Net change in debt of discontinued operations	**(231)**	(100)	**(15,187)**	1,048
	(72,901)	42,281	**(203,686)**	62,764
TOTAL CASH PROVIDED (USED)	**(77,433)**	(2,507)	**115,632**	(4,080)
Effect of foreign currency translation on cash balances	**(346)**	2,136	**(2,082)**	792
Cash and cash equivalent, at beginning of period	**195,134**	428	**3,805**	3,345
Cash and cash equivalent, at end of period	**$117,355**	$57	**$117,355**	$57

The accompanying notes form an integral part of these financial statements.

Supplemental Cash Flow Disclosure
The Company purchased 50% of Prairie Mall not already owned for $21,820,000, assuming a mortgage in the amount of $12,214,000 and paying cash for the remaining balance.

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REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2001

1. BASIS OF PRESENTATION

The Company's significant accounting policies as documented in note 2 of the most recent annual consolidated financial statements have been applied consistently for the periods ended September 30, 2001, except as documented in note 2. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

2. ACCOUNTING CHANGES

Effective January 1, 2001, the CICA changed the accounting standards relating to the accounting for earnings per share. The new standard requires the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. The Company has adopted the new earnings per share standard and has applied the provisions of the standard retroactively with prior periods being restated.

3. INVESTMENT IN SHARES OF PNP

On November 12, 2000 Pan Pacific Retail Properties, Inc. ("PNP") completed the acquisition of Western Properties Trust ("Western"). This acquisition was effected by PNP issuing shares to Western's existing unitholders. The issuance of these shares reduced the Company's percentage ownership in PNP. As a result, the Company adopted equity method accounting for its investment in PNP as of November 13, 2000.

During 2001, the Company sold PNP shares and as a result adopted the cost method of accounting for its investment in PNP as of June 1, 2001.

The comparative statement of income has been reclassified in a manner that separates PNP's financial results to allow for a more meaningful comparison and to assist readers of these financial statements in assessing the impact of this change on the results of the Company.

The components of "Operating and other expenses" were as follows:

(unaudited, in thousands of Canadian dollars)	Three months Sept. 30,2000	Nine months Sept. 30, 2000
Property operating expenses	$9,620	$27,970
Interest	11,295	32,291
General and administrative	986	4,199
Depreciation	3,773	10,782
Income taxes	9	25
	$25,683	$75,267

4. CANADIAN RENTAL INCOME SEGMENTS

Three months ended September 30

			2001			2000
(unaudited, in thousands of Canadian dollars)	**Retail**	**Residentia**	**Total**	Retail	Residential	Total
Revenues	**$8,890**	**$6,001**	**$14,891**	$8,550	$5,637	$14,187
Operating expenses	**4,679**	**4,321**	**9,000**	4,158	4,048	8,206
Total	**$4,211**	**$1,680**	**$5,891**	$4,392	$1,589	$5,981

Nine months ended September 30

			2001			2000
(unaudited, in thousands of Canadian dollars)	**Retail**	**Residentia**	**Total**	Retail	Residential	Total
Revenues	**$27,079**	**$17,787**	**$44,866**	$25,893	$16,508	$42,401
Operating expenses	**14,403**	**13,629**	**28,032**	13,191	12,940	26,131
Total	**$12,676**	**$4,158**	**$16,834**	$12,702	$3,568	$16,270

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5. CONVERTIBLE DEBENTURES

(unaudited, in thousands of Canadian dollars, unless otherwise noted)

Rate	Adjusted conversion price	Due date	October 31, 2001	September 30, 2001	December 31, 2000
7.5%	$1.95	October 1, 2003	$44,961	$44,961	$45,002
6.0%	U.S.$1.82	March 1, 2004	54,971	54,615	52,580
7.0%	$1.74	December 31, 2006	79,715	83,500	83,500

The conversion prices above were adjusted effective October 19, 2001. The adjustment arose as a result of the declaration by the Company of a special dividend of $1.50 per common share to holders of record as at October 18, 2001. In October 2001, $3,785,000 of the 7% convertible debentures were converted into 1,146,966 common shares of the Company at $3.30 per share.

6. COMMON SHARES

(unaudited, in thousands)	October 31, 2001	September 30, 2001	December 31, 2000
Common shares outstanding	63,846	62,418	63,952
Stock options outstanding	1,264	1,818	2,675

During the nine months ended September 30, 2001, the Company purchased and cancelled 2,293,282 common shares at an average price per share of $2.39 pursuant to a Normal Course Issuer Bid filed with the Toronto Stock Exchange. During the nine months ended September 30, 2001, 759,270 stock options (average price of $2.22 per share) were exercised for total proceeds of $1,684,000.

Subsequent to September 30, 2001, 554,000 stock options (average price of $2.39 per share) were exercised for total proceeds of $1,324,000. The Company also purchased and cancelled 272,900 common shares at an average price of $3.13 pursuant to a Normal Course Issuer Bid filed with the Toronto Stock Exchange.

7. INCOME PER SHARE FROM CONTINUING OPERATIONS

A reconciliation of the number of shares used in the computation of basic and diluted income per share from continuing operations is as follows:

	Three months		Nine months	
(unaudited, in thousands)	**2001**	2000	**2001**	2000
Weighted average number of shares for basic income per share	**62,523**	64,755	**63,291**	65,690
Effect of conversion of debentures (where dilutive)	**--**	--	**47,484**	--
Effect of dilutive stock options	**185**	22	**92**	27
Weighted average number of shares for diluted income per share	**62,708**	64,777	**110,867**	65,717

The effect of conversion of debentures is calculated without giving effect to adjusted conversion prices discussed in Note 5.

8. FINANCIAL INSTRUMENTS

The Company entered into forward contracts to manage its exposure to changes in exchange rates. At September 30, 2001 the Company had contracts outstanding to sell U.S.$20,000,000 at varying rates expiring in January 2002.

9. DISCONTINUED OPERATIONS

As a result of the Company's intent to sell its gaming investment, the results of operations have been reclassified. The summarized statement of operations for gaming follows:

	Three months		Nine months	
(unaudited, in thousands of Canadian dollars)	**2001**	2000	**2001**	2000
Revenue	**$6,800**	$5,524	**$20,509**	$15,654
Operating expenses	**(6,260)**	(5,148)	**(18,148)**	(14,249)
Interest expense	**(57)**	(371)	**(192)**	(1,005)
Depreciation and amortization	**(354)**	(671)	**(1,058)**	(1,896)
Profit (loss) from discontinued operations, net of income tax of nil	**$129**	$(666)	**$1,111**	$(1,496)

The summarized balance sheet information for gaming follows:

(in thousands of Canadian dollars)	**September 30 2001**	December 31 2000
Assets		
Property and equipment, net of depreciation and impairment provision	**$10,347**	$9,241
Other assets	**8,957**	9,244
Total	**$19,304**	$18,485
Liabilities		
Bank and other indebtedness	**$2,272**	$16,996
Accounts payable	**688**	1,251
Total	**$2,960**	$18,247

The Company recorded a pre-tax impairment provision of $5,394,000 at December 31, 2000 which reduced the carrying value of the assets to their estimated net realizable value.

10. EXCHANGE RATES

	2001	2000	**2001**	2000
	U.S. $ to Canadian $		Canadian $ to U.S. $	
Average rate, nine months ended September 30	**$1.5381**	$1.4715	**$0.6502**	$0.6796
Average rate, three months ended September 30	**1.5450**	$1.4815	**$0.6472**	$0.6750
Period end rate, September 30	**1.5785**	$1.5025	**$0.6335**	$0.6656
Period end rate, December 31		$1.5023		$0.6656

11. SUBSEQUENT EVENT

Subsequent to September 30, 2001 the Company sold 1,528,000 shares of PNP for proceeds of approximately $60,000,000 resulting in a gain of approximately $10,000,000. The sale reduced the Company's ownership of PNP to nil.

Subsequent to September 30, 2001 the Company entered into a bank loan of $45,000,000 to bridge the payment of the special dividend in October and the repatriation of funds in January 2002.